Filed pursuant to Rule 424(b)(3)

Registration No. 333-137035

Prospectus

7,700,000 Common Shares

This is an offering by certain shareholders of Canadian Superior Energy Inc. of common shares issuable upon exercise of common share purchase warrants and 5% US$100 cumulative convertible redeemable preferred shares issued by us in private placement transactions. The selling shareholders may, from time to time, sell any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.

We will not receive any proceeds from the sale of our common shares by the selling shareholders.

Our common shares are traded on the American Stock Exchange, or AMEX, and on the Toronto Stock Exchange, or the TSX, under the symbol “SNG.” The reported closing price of our common shares on October 3, 2006 on AMEX was US$1.93 and on the TSX was C$2.15.

Investing in our common shares involves substantial risks which are described in the “Risk Factors” section beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 4, 2006.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

RISK FACTORS

FORWARD-LOOKING STATEMENTS

PRICE RANGE OF COMMON SHARES

CONSOLIDATED CAPITALIZATION

CURRENCY EXCHANGE RATES

DIVIDEND POLICY

DESCRIPTION OF SHARE CAPITAL

ARTICLES OF INCORPORATION AND BYLAWS

CERTAIN INCOME TAX CONSIDERATIONS

USE OF PROCEEDS

SELLING SHAREHOLDER

PLAN OF DISTRIBUTION

EXPENSES

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

INCORPORATION BY REFERENCE

You should rely only on the information contained in this prospectus and on the information contained in the documents incorporated by reference in this prospectus as described under “Incorporation by Reference”. We have not authorized anyone to provide you with information different. Unless otherwise indicated, the information contained in this prospectus is accurate only as of the date of this prospectus, and the information contained in any document incorporated by reference in this prospectus is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or the time of delivery of this prospectus or any sale of the common shares.

Market data and certain industry forecasts used throughout this prospectus or in the documents incorporated by reference in this prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified this information, and we do not make any representation as to the accuracy of such information.

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In this prospectus, unless otherwise indicated, all dollar amounts and references to “$” are to Canadian dollars and “US$” refers to United States dollars. Unless otherwise indicated, all U.S. dollar amounts referred to in this prospectus which have been converted into U.S. dollars from Canadian dollars have been so converted using the noon exchange rate on August 22, 2006 for one Canadian dollar, expressed in U.S. dollars, as reported by the Federal Reserve Bank of New York, being $0.8966.

In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” or similar terms, as well as references to “Canadian Superior,” refer to Canadian Superior Energy Inc. either alone or together with our subsidiaries.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbl	barrel
bbls	barrels
bcf	billion cubic feet
Mbbls	thousand barrels
boe/d	barrels of oil equivalent per day
bbl/d	barrels of oil per day
Mmbbls	million barrels
AOF	absolute open flow
API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
MSTB	thousands of Stock Tank Barrels of oil
(oil volume at 60º F and 14.65 PSIA)

Natural Gas

mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
M³	cubic metres
MMBTU	million British Thermal Units
gj	gigajoule (trillion joules)
TCF	trillion cubic feet
MMscf	million standard cubic feet
NGLS	natural gas liquids

Other

boe                         Barrel of oil equivalent of natural gas and crude oil on the basis of 1 bbl of crude oil for 6 mmcf of natural gas (this conversion factor is not based on either energy content or current prices).

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International system of units (or metric units).

To Convert From	To	Multiplied By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Gigajoules	MMBTU	0.950

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or in documents incorporated by reference herein. This summary may not contain all the information that you should consider before investing in our common shares. You should read the entire prospectus and the documents incorporated by reference herein carefully before making an investment decision.

BUSINESS OF THE COMPANY

We are a crude oil and natural gas exploration and production company with primary emphasis on the exploration for, and production of, crude oil and natural gas in Western Canada, offshore Nova Scotia, Canada and offshore Trinidad and Tobago.

Trinidad and Tobago

We were awarded the right to explore on Block 5(c), which we have named “Intrepid”, in the Government of Trinidad and Tobago Ministry of Energy and Energy Industries’ 2003/2004 Offshore Competitive Bid Round in May 2004. Our Intrepid Block 5(c) covers 80,041 gross acres. On July 20, 2005, we signed a production sharing contract with the Government of Trinidad and Tobago for Block 5(c), which provides us the right to explore on Block 5(c).

On March 20, 2006, we announced that we had entered into a firm multi-well contract for the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller - Maersk A/S, of Copenhagen, Denmark and owned by Beijing Zhiyuan Industries Company Limited, of Beijing, China to drill our first two exploration wells on our Intrepid Block 5(c) offshore Trinidad.  We plan to commence drilling on the first of two Canadian Superior operated back-to-back wells to evaluate two separate large 3D seismically defined potential natural gas structures with the Kan Tan IV rig as soon as the Kan Tan IV has completed a scheduled refurbishment currently underway in Brownsville, Texas.  The refurbishment is currently scheduled for completion in 2006. Once the refurbishment is complete, the drilling rig will undergo its acceptance testing and then it will be towed to a harbour in Trinidad and then directly to Canadian Superior’s first Block 5(c) well site to commence drilling.

To assist us in going forward with our drilling in Trinidad, we have entered into a participation agreement with Challenger Energy Corp., or Challenger, a non-competitive industry financial partner. Challenger will participate on a promoted basis paying one-third of our Block 5(c) exploration program to obtain 25% of our revenue share of these prospects.

In addition, in Trinidad and Tobago, we continue to prepare for the first phase of operations on our Mayaro/Guayaguayare (M/G) “Tradewinds” project, a joint venture with the national oil company, the Petroleum Company of Trinidad and Tobago Limited, or Petrotrin. This joint venture encompasses securing two near-shore Blocks (55,000 gross acres) off the east coast of Trinidad where there is the potential to establish significant oil reserves in the heart of a known producing hydrocarbons-bearing structural trend. On the M/G Block, we are working on the design of a seismic program to evaluate the near-shore block and plan to drill two offshore wells on the M/G Block after the proposed seismic program has been completed and evaluated.

East Coast, Offshore Nova Scotia, Canada

Our holdings offshore Nova Scotia consists of 100% interests in six exploration licences totaling 1,293,946 acres. We are involved in the three main play types in the basin.

In 2005, we were advised by the Canada-Nova Scotia Offshore Petroleum Board, or CNSOPB, that the consolidation of our deepwater “Mayflower” exploration licence (EL 2406) and the shallower water “Mariner” exploration licence (EL 2409) had been approved by the Government of Canada and the Province of Nova Scotia. This consolidation will come into effect upon the drilling of the next Mariner exploration well and will allow the work commitments and related work commitment deposits for these two exploration licences (EL 2406 and EL 2409) to be combined, allowing the existing work deposit for our deepwater Mayflower Project, approximately $10 million, to be applied directly against the costs of drilling our next Mariner well. In effect, this provides us with $10 million of additional capital to be applied to drilling the next Mariner well.

The Mariner Project lands are located approximately nine kilometers northeast of Sable Island, offshore Nova Scotia. The first exploration well, Mariner I-85, was drilled on this block in 2003/2004 (November 2003 to March 2004).  Two prospective locations have been identified, geohazard well site survey work has been completed and the necessary environmental approvals are in place to progress with additional drilling on Mariner in due course.  We are also planning to proceed later this year or early next year with another well on one of these locations and we are currently working on finalizing partners for this well.

In addition to our Mariner exploration project targeting Cretaceous and Jurassic gas bearing sands, we continue to monitor drilling activities near our Abenaki Reef “Marquis” 100% prospects. Our Marquis Project lands encompass two exploration licenses with approximately 111,000 contiguous acres located in shallow water depths close to the existing Sable Offshore Energy Project producing infrastructure and EnCana’s Deep Panuke discoveries. We also have identified several other large Cretaceous and Jurassic prospects on our 100% “Marauder” and 100% “Marconi” exploration lands which cover an additional 371,000 acres offshore Nova Scotia, offsetting the Sable Island area, and we have initiated the environmental impact assessment work required prior to conducting further planned high resolution seismic surveys and exploration drilling on these properties.

We also have a deepwater block, the Mayflower exploration licence, which covers approximately 712,000 acres. Mapping to date indicates the presence of five sizeable deepwater prospects on this block. These prospects are structural and are typically formed by mobile salt tectonics. We are planning to proceed in due course with a high resolution seismic program over the Mayflower block to further define targeted structures to enable future drilling, and plan on extending this licence by drilling our next Mariner well.

Western Canada

Our current production in Western Canada is primarily located in the Drumheller, Alberta area, with other production and exploration in the Windfall, Boundary Lake, East Ladyfern, Pine Creek, Giroux Lake, Cecil and Teepee areas.  Currently, we derive all of our production and cash flow from Western Canada, with about 90% of our production coming from the Drumheller area.

As of June 30, 2006, we held 271,789 gross acres (188,270 net acres) of predominately Canadian Superior operated high working interest lands (working interest of approximately 70%). Of these total land holdings, we hold a good mix of developed and undeveloped lands, with the undeveloped area providing a solid 136,864 gross acres (112,363 net acres).

Drumheller Area

Our Drumheller area is located in Southern Alberta about 60 miles northeast of Calgary. It is a year round access area with a well developed oil and gas infrastructure. The area holds both oil and gas resources in a multitude of geological horizons of both conventional and non-conventional nature. We currently hold 177,995 gross acres (115,489 net acres) of land in this area, of which 40% has yet to be developed. We continue to expand our 3D seismic library, having just recently participated in a 34 square kilometer survey in the eastern part of this area and initiated and completed a second 20 square kilometer survey in the second quarter of 2006.

Conventional Oil & Gas

The Drumheller area offers a multitude of opportunities that include both oil and gas play types and are contained in five distinct stratigraphic zones. The shallow targets include the “Belly River” and the “Edmonton” Groups and range in depth from 300-700 meters (980 - 2300 feet). Well production in these zones range from 50 - 750 mcf/d with associated reserve size of .1 - 2 bcf.  Intermediate targets in this area include the “Medicine Hat” and “Second White Specks” formation which produce between 10 to 100 mcf/d and the “Viking” formation which can produce up to 1000 mcf/d.  Deeper targets in the Drumheller area include the “Mannville” group and the “Banff” formation, and the “Nisku” and “Leduc” formations are being evaluated. The Mannville group typically encounters several reservoirs with average production rates for these horizons ranging from 250 to over 1000 mcf/d. The Banff formation is a carbonate play which ranges in depth from 1100 - 1400 meters (3600 - 4600 feet) and tend to be oil prone. On average the Banff formation can produce oil rates of 20 - 200 bbl/d with reserves ranging from 20 - 200 mbbl. The Nisku and Leduc formations are typically high reserve prospects with high deliverability.

In 2006, we plan on drilling 25 - 30 conventional wells in Drumheller where we have an extensive portfolio of multiple-zone locations identified for drilling on our existing acreage. The well count at the end of the second quarter of 2006 was at 8 gross wells. An additional ten gross wells are scheduled for drilling in the third quarter of 2006, with five already drilled, putting us on track for the projected year-end total.

Coal Bed Methane

Coal bed methane, or CBM, is recognized as an important emerging play now available to the Canadian oil and gas industry and our highly successful CBM wells and gas gathering project have allowed significant Proven and Proven plus Probable Reserves to be added to our reserve base. The Drumheller area is near the heart of recent CBM development in Western Canada where we are fortunate to have one of the largest concentrated high working interest land positions with significant land holdings in both the Horseshoe Canyon and the Mannville stratigraphic zones.

Our current activities in CBM are centered on the Horseshoe Canyon in which we have drilled or participated in 26 wells during the first half of 2006. All of these wells were successful and we will continue to develop these assets in 2006. We hold 157 gross (81 net) sections of Horseshoe Canyon rights. The Horseshoe Canyon Coal depths range from 200 - 400 meters (650 - 1300 feet) and are typically found in 8 - 10 coal seams with thicknesses averaging from 0.75 - 1.5 meters (2.5 - 5 feet). These coals contain dry gas and produce little or no water. We plan to drill or participate in up 40 Horseshoe Canyon wells in 2006.

An untapped resource that exists in the Drumheller area is the Mannville coals. These coals are buried deeper than the Horseshoe Canyon coals and consequently have higher pressures and larger resource potential associated with them.  We are well positioned with 42 gross (41 net) sections of land in the Mannville CBM fairway. Drilling for these coals would include horizontal drilling techniques. Our plans for development of Mannville CBM will be measured until the reserve and production parameters are better defined.

Our total acreage with CBM potential is 185 gross (108 net) sections, of which 14 gross (13.4 net) sections have both Horseshoe Canyon and Mannville CBM potential. The results to date achieved by us and our partners on a small portion of our non-operated land have been very encouraging and provide us with a solid foundation for development and operating drilling on the large CBM potential that exists over our extensive operated high working interest acreage base within our Drumheller core producing area. We are working to develop our extensive concentrated land holdings.

Windfall/Pine Creek/Giroux Lake

We drilled or participated in two wells in the Windfall area in 2005. Both these wells were successful and have been tied in. Both wells are producing between 500 - 750 mcf/d. We are planning a fall or winter seismic shoot in the Giroux area (rescheduled due to wet weather and increased activity in Boundary Lake) and have budgeted two locations in the Windfall/Pine Creek/Giroux area.  We continue to look at this higher reward, medium risk area with a view towards further expansion, using our current land base as a nucleus.

Boundary Lake/Cecil/Teepee

The Boundary Lake/Teepee area is a high reward-medium risk area that has multi-zone potential and year round access. At the end of 2005, this property represented a minor portion of our total production, but renewed emphasis has been placed on this year round access area. Resource size in the area typically runs 2-5 bcf with initial production rates of 1-4 mmcf/d.  As noted in our first quarter report, Canadian Superior was waiting on results of tests of a Boundary Lake well. This testing has been completed and the well is currently being tied-in. The Corporation also drilled a second well in the East Boundary area in the early part of the third quarter of 2006.  This well is awaiting tie-in.  Two 3D seismic programs are also slated for the Boundary Lake and the Cecil area. The Boundary Lake 3D will be 72 square kilometers in size and permitting has been started. The Cecil 3D will be up to 28 square kilometers depending on current land status and final design considerations.  The area has multi-zone potential with typical well reserves in the range of 2 - 5 bcf and associated production of 1 - 4 mmcf/d.

East Ladyfern

We believe that the shallow zones of the Cretaceous in the East Ladyfern area show promise. We, along with our partner, completed the 12-27-91-11W6 and the 1-26-91-11W6 well bores and drilled a new shallow location in first quarter of 2006. Test results are still pending, but with success in these non-sour lower cost zones, the needed infrastructure may be brought into the area and allow economic tie-ins of the Slave Point gas in this area at a later date.

Foothills of Alberta West of the 5th Meridian

We are also focusing our exploration in Western Canada towards the foothills of Alberta, Canada. This area represents an area of high risk, high reward exploration and production with year round access. In this area, well reserves can range to over 10 bcf/well with associated natural gas liquids and can produce at rates of over 5 - 10 mmcf/d.  Land strategies for this area include crown sales, rental of freehold acreage and potential farm-ins or joint ventures.

Strategy

We have been successful in implementing our strategies for creating high impact opportunities, value and growth with the support of our shareholders. We continue to strive to deliver shareholders a growth strategy based on continued development in Western Canada of cash flow and production focusing on our Drumheller core area, and on other opportunities that we have developed in Western Canada, including our evolving CBM opportunities. We plan to commence drilling in Trinidad and Tobago on our Intrepid Block 5(c) later in 2006 and to proceed with further drilling offshore Nova Scotia on our Mariner Block in due course.

RECENT DEVELOPMENTS

On February 1, 2006, we completed a private placement of US$15 million of preferred share purchase units to West Coast Opportunity Fund, LLC. Each preferred share purchase unit consists of ten 5% US$100 cumulative convertible redeemable preferred shares and eighty common share purchase warrants. The common share purchase warrants comprising part of the preferred share purchase units are exercisable for our common shares for a period of thirty-six months from the date of issue, which was February 1, 2006, at an exercise price of US$3.00 per common share. Each convertible redeemable preferred share comprising part of a preferred share purchase unit is convertible at the election of the holder thereof into forty of our common shares, subject to certain adjustments. Pursuant to the terms of a registration rights agreement entered into in connection with the private placement, we were obligated to file a registration statement with the Securities and Exchange Commission, or the Commission, within 30 days of the closing of the private placement to register the common shares issuable upon exercise of the common share purchase warrants and upon conversion of the convertible redeemable preferred shares. We are required to have the registration statement declared effective within 180 days of the closing of the private placement. Failure to meet either of the foregoing requirements obligates us to pay West Coast Opportunity Fund, LLC one-thirtieth of one percent of the US$15 million aggregate purchase price for each day that such requirement is not met, up to a maximum amount of six percent of the aggregate purchase price.

In June 2006, we announced our intention to make an offer for all of the outstanding common shares of Canada Southern Petroleum Ltd., or Canada Southern.  We amended our offer on August 8, 2006.  The amended offer is subject to the terms and conditions set forth in a Notice of Variation and Extension, dated August 8, 2006, and an amended letter of transmittal, each of which has been filed as an amendment to the Schedule TO originally filed with the Commission on June 19, 2006.  Investors and shareholders are urged to read the registration statements, the Schedule TO and any other relevant documents that have been filed or that will be filed with the Commission. These documents contain important information and are available without charge on the Commission’s website at www.sec.gov and may be obtained from the Commission by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary. On August 19, 2006, Canadian Oil Sands Trust announced that it had taken up, under a competing offer, approximately 65 percent of the outstanding common shares of Canada Southern and that it had extended its offer until September 6, 2006.  Canada Southern is a Calgary-based oil and gas company with 1,100 boes/day of natural gas production in Northeastern British Columbia, the Yukon and landholdings in Northern Canada.  In connection our offer for Canada Southern, West Coast Opportunity Fund, LLC has agreed to provide us with a US$15 million non-revolving credit facility solely for the purpose of acquiring shares of Canada Southern in the takeover bid.  In connection with such credit facility, we have issued West Coast Opportunity Fund, LLC 500,000 common share purchase warrants in a private placement transaction, each of which is exercisable at a price of US$2.50 per share for a period of 18 months from the date of issuance.  We have agreed to register the underlying common shares issuable upon exercise of such common share purchase warrants for public resale in the United States.

CORPORATE INFORMATION

We were incorporated as 297272 Alberta Ltd. by Articles of Incorporation under the Business Corporations Act (Alberta) on March 21, 1983. We changed our name to Kapalua Gold Mines Ltd. on April 27, 1993 and then to Prize Energy Inc. on November 16, 1993. We subsequently changed our name to Canadian Superior Energy Inc. on August 24, 2000. Our main offices are located at

3300, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2 and our registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9. Our east coast Canada office is located at 1409, 1959 Upper Water Street, Halifax, Nova Scotia, B3J 3N2; and our Trinidad and Tobago office is located at 5 Herbert Street, St. Clair, Port of Spain, Trinidad and Tobago, W.I.  Our Calgary main telephone number is (403) 294-1411 and our website address is www.cansup.com. The information contained on our website does not constitute part of, nor is it incorporated into, this prospectus.

RISK FACTORS

Investing in our common shares involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the risks described below and the risk factors described in the documents incorporated by reference herein before purchasing our common shares. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our common shares could decline, and you might lose all or part of your investment.

An investment in our common shares is speculative due to the nature of our business.

An investment in our common shares is speculative due to the nature of our involvement in the exploration, development and production of oil and natural gas and our present stage of development. Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by us will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Our long-term commercial success depends upon our ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that we will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, we may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

We might have difficulty obtaining additional capital, which could prevent us from achieving our business objectives. If we are successful in raising additional capital, it may have a dilutive effect on our shareholders.

We anticipate that we will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If our revenues or reserves decline, we may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations, will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to us. Failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations. Moreover, future activities may require us to alter our capitalization significantly. Our inability to access sufficient capital for our operations could have a material adverse effect on our financial condition, results of operations or prospects. Also, if we raise funds by issuing additional common shares or debt securities convertible into common shares, our shareholders will experience dilution, which may be significant, to their ownership interest in us. If we raise funds by issuing shares of a different class of stock other than our common shares or by issuing debt, the holders of such different classes of stock or debt securities may have rights senior to the rights of the holders of our common shares.

We may incur debt to finance the acquisition of assets and other companies. This may impair our ability to obtain future financing to fund our operations or future business opportunities.

From time to time we may enter into transactions to acquire assets or the securities of other companies, such as our proposed offer to purchase the shares of Canada Southern. These transactions may be financed partially or wholly with debt, which may increase our debt levels above industry standards. Neither our articles nor our bylaws limit the amount of indebtedness that we may incur. The level of our indebtedness may impair our ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise or to fund our operations.

Declines in the world prices of oil and natural gas may have a material adverse effect on our revenues and net income.

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond our control. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue and income. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of our oil and natural gas reserves. We might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in our future net production revenue, causing a reduction in our oil and natural gas acquisition and development activities. In addition, bank borrowings available to us are in part determined by our borrowing base. A sustained material decline in prices from historical average prices could limit our borrowing base, therefore reducing the bank credit available to us, and could require that a portion of our then existing bank debt be repaid.

In addition to establishing markets for our oil and natural gas, we must also successfully market our oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by us will be affected by numerous factors beyond our control. We will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by us. Our ability to market our natural gas may depend upon our ability to acquire space on pipelines which deliver natural gas to commercial markets. We will also likely be affected by deliverability uncertainties related to the proximity of our reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and other aspects of the oil and natural gas business.

The nature of our business exposes us to substantial risks. To the extent that we incur liability in excess of our insurance coverage, our financial position, results of operations or prospects could be materially affected.

Our involvement in the exploration for and development of oil and natural gas properties may result in our becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although we have obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on our financial position, results of operations or prospects.

Future litigation could adversely affect our business and cash position.

From time to time, we may become involved in litigation relating to claims arising from our ordinary course of business. While we are not currently a party to any outstanding litigation, there can be no assurance that claims will not arise in the future. Litigation can be time consuming, expensive, and distract our management from the conduct of our business. To the extent we incur expenses in connection with litigation or regulatory proceedings in the future, which expenses may include substantial fees of attorneys and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions, such expenses could adversely affect our cash position if they are not otherwise covered by available insurance.

We are subject to numerous environmental regulations that have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures by us.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and national, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. We believe that we are in substantial compliance with existing legislation. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.

We will encounter competition in all areas of our business and may not be able to successfully compete with our competitors.

We actively compete for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than us. Our competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The oil and natural gas industry is highly competitive. Our competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than we do. Certain of our customers and potential customers are themselves exploring for oil and gas, and the results of such exploration efforts could affect our ability to sell or supply oil or natural gas to these customers in the future. Our ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with our future industry partners and joint operators and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Our reserves will be depleted over time and we may be unable to develop or acquire additional reserves.

Our future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on our successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any of our existing reserves and the production therefrom will decline over time as such existing reserves are exploited. A future increase in our reserves will depend not only on our ability to develop any properties we may have from time to time, but also on our ability to select and acquire suitable producing properties or prospects. There can be no assurance that our future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Our success depends on our ability to retain the current members of our senior management team and other key personnel.

Our success depends to a significant extent on the continued services of our core senior management team and other key personnel. If one or more of these individuals were unable or unwilling to continue in his present position, our business would be disrupted and we might not be able to find replacements on a timely basis or with the same level of skill and experience. Finding and hiring any such replacements could be costly and might require us to grant significant equity awards or other incentive compensation, which could adversely impact our financial results. We do not maintain key-person life insurance for any of our management personnel or other key employees.

Our production and revenues may to some extent be dependent on the ability of third party operators.

To the extent we are not the operators of our oil and natural gas properties, we will be dependent on such operators for the success of those properties and we will largely be unable to direct or control the activities of the operators. If, in situations where we are not the operator, the operator fails to perform adequately or becomes insolvent, our revenues may be reduced. Payments from production generally flow through the operator and, where we are not the operator, there is a risk of delay and additional expenses in receiving such revenues. Additionally any delay in payment along the production chain could adversely impact your dividends.

We may not be able to secure the required licenses and permits for the conduct of our business.

Our operations generally require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at our projects.

Increases in royalties and taxes payable by us will adversely affect our profitability.

In addition to federal regulations, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time, the Governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects. Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by us to the provincial governments. In Alberta, the Alberta Royalty Tax Credit program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing our net income. Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and natural gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. In specific circumstances, oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production.

We may not be able to guarantee that title to certain of our properties is free from defect.

We have not obtained a legal opinion as to the title to our freehold properties other than the properties that we obtained in our acquisition of assets of El Paso Corporation in 2004 and cannot guarantee or certify that a defect in the chain of title may not arise to defeat our interest in certain of such properties. Remediation of title problems could result in additional costs and litigation. If title defects are unable to be remedied, we may lose some of our interest in the disputed properties resulting in reduced production. Although title reviews were conducted prior to the purchase of the El Paso Properties and may be conducted prior to the purchase of other oil and natural gas producing properties or the commencement of drilling wells, such reviews may not discover unforeseen title defects that could adversely affect our title to or proportionate interest in the property or entitlement to revenue from the property.

Certain of our directors and officers may have conflicts of interest.

Certain of our directors and officers are also directors and officers of other oil and natural gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Canadian Superior and as officers and directors of such other companies. For example, Gregory Noval, our chairman and chief executive officer, is also the chairman of the board and a significant shareholder of Challenger.  As a result, potential conflicts of interest could arise when such officers and directors are faced with decisions that could have different implications for us and such other companies.  Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the Business Corporations Act (Alberta).

Potential acquisitions or investments in other companies may have a negative impact on our business and our stock price.

We may from time to time seek to acquire or make investments in complementary businesses or technologies as appropriate opportunities arise, such as our recent offer for any and all outstanding shares of Canada Southern.  Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

Acquisitions or investments may require us to expend significant amounts of cash. This would result in our inability to use these funds for other business purposes. Additionally, if we fund acquisitions through further issuances of our capital stock, our shareholders will be diluted, which may cause the market price of our common shares to decline. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings, which in turn could negatively affect the price of our common shares.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus or in documents incorporated by reference herein relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Securities Act, and Section 21E of the Securities Exchange Act, or Exchange Act. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or the actual results, performance or achievements of our industry, to be materially different from any future results, performance or achievements expressed or implied by such statements. All statements in this document, other than statements of historical fact, including statements regarding estimates of reserves, estimates of future production as well as other statements about anticipated future events or results are forward looking statements. Forward looking statements often, but not always, are identified by the use of words such as “seek,” “anticipate,” “believe,” “continue,” “plan,” “estimate,” “expect,” “target,” and “intend,” and statements that an event or result “may,” “will,” “should,” “could,” or “might” occur or be achieved and other similar expressions. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•                  The future commercial success of our oil and natural gas exploration, development and production activities;

•                  The stability of world-wide oil and natural gas prices;

•                  Our ability to make necessary capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future;

•                  Competition with and among other oil and natural gas companies for the acquisition, exploration, production and development of oil and natural gas properties;

•                  Our oil and natural gas reserves;

•                  Our ability to obtain the required licenses and permits from governmental authorities for our exploration, development and production activities; and

•                  Our ability to successfully defend against pending or future litigation.

Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward looking statements are discussed in the section “Risk Factors” and elsewhere in this document and those documents that are incorporated by reference herein and to those that may be discussed as part of particular forward looking statements. We qualify all of our forward-looking statements by these cautionary statements. We assume no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

PRICE RANGE OF COMMON SHARES

Our common shares are traded on AMEX and the TSX under the symbol “SNG.” The following tables set forth, for the periods indicated, the reported high and low sales prices of our common shares on AMEX.

	American Stock Exchange
Period	High	Low
	(U.S.$)
Year ended December 31, 2005	2.50	1.46
Year ended December 31, 2004	3.54	1.00
Year ended December 31, 2003	2.58	0.88
Year ended November 30, 2002	1.06	0.68
Year ended November 30, 2001	—	—
Calendar 2006
Third Quarter	2.23	1.86
Second Quarter	2.42	1.97
First Quarter	2.57	2.15
Calendar 2005
Fourth Quarter	2.38	1.93
Third Quarter	2.50	1.60
Second Quarter	1.76	1.46
First Quarter	2.12	1.58
Calendar 2004
Fourth Quarter	2.25	1.43
Third Quarter	1.90	1.30
Second Quarter	1.69	1.00
First Quarter	3.54	1.22
September 2006	2.14	1.86
August 2006	2.23	2.09
July 2006	2.22	1.97
June 2006	2.28	1.97
May 2006	2.33	2.06
April 2006	2.42	2.23

The following table sets forth, for the periods indicated, the reported high and low sales prices of our common shares on the TSX.

	Toronto Stock Exchange
Period	High	Low
	(C$)
Year ended December 31, 2005	2.92	1.82
Year ended December 31, 2004	4.70	2.18
Year ended December 31, 2003	3.40	1.25
Year ended November 30, 2002	3.39	1.05
Year ended November 30, 2001	1.73	1.20
Calendar 2006
Third Quarter	2.50	2.06
Second Quarter	2.81	2.20
First Quarter	2.95	2.49
Calendar 2005
Fourth Quarter	2.80	2.23
Third Quarter	2.92	1.90
Second Quarter	2.20	1.82
First Quarter	2.74	1.94
Calendar 2004
Fourth Quarter	2.84	1.77
Third Quarter	2.43	1.71
Second Quarter	2.29	1.36
First Quarter	4.70	1.62
September 2006	2.34	2.06
August 2006	2.50	2.35
July 2006	2.50	2.20
June 2006	2.50	2.20
May 2006	2.61	2.30
April 2006	2.81	2.52

CONSOLIDATED CAPITALIZATION

The following table describes our consolidated capitalization as of June 30, 2006, and as adjusted in order to give effect to the issuance and exercise of the common share purchase warrants, the issuance and conversion of the 5% US$100 cumulative convertible redeemable preferred shares, and the issuance of the common shares issuable upon exercise and conversion thereof, and before deducting expenses of this offering. This table is presented in Canadian GAAP and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

For your convenience, we have converted certain Canadian dollar amounts for June 30, 2006 into U.S. dollars at the rate of US$0.8969 per $1.00 (the noon exchange rate on June 30, 2006 for one Canadian dollar, expressed in U.S. dollars, as reported by the Federal Reserve Bank of New York). You should not view such currency translations as a representation that such Canadian dollar amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rates indicated or at any other rate.

	June 30, 2006		June 30, 2006
	Actual	As Adjusted	Actual	As Adjusted
	(U.S. dollars, in thousands)		(Canadian dollars, in thousands)
Cash, cash equivalents and short term investments	6,103	10,953	6,804	12,212
Long term debt and obligations under capital leases (including current portion)	13,104	0	14,610	0
Shareholders equity
Common shares, no par value (authorized: unlimited; outstanding: 122,009,108 actual as of June 30, 2006, 129,709,108 as adjusted)	125,194	145,044	139,585	161,717
Preferred shares, no par value (authorized: unlimited; outstanding: nil actual and as adjusted)	2,081	0	2,320	0
Contributed surplus	6,622	6,622	7,383	7,383
Deficit	(1,549)	(1,549)	(1,727)	(1,727)
Total shareholders’ equity	132,347	150,117	147,561	167,373
Total capitalization	155,326	150,117	173,181	167,373

The information in the above table does not include:

•                  9,733,055 common shares issuable upon the exercise of outstanding share options as of June 30, 2006 at a weighted-average exercise price of $1.99 per share;

•                  2,642,856 common shares reserved for future issuance under our stock option plan as of June 30, 2006; and

•                  500,000 common shares issuable upon the exercise of outstanding warrants as of June 30, 2006, at a weighted average exercise price of $2.80 per common share.

CURRENCY EXCHANGE RATES

We present our consolidated financial statements in Canadian dollars. The following table sets forth, for each period presented, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average exchange rate for such period, based on noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. As of August 22, 2006, the inverse of the noon Federal Reserve Bank of New York buying rate of Canadian dollars was $1.00 = US$0.8966.

	Fiscal Year Ended December 31
	2001	2002	2003	2004	2005
High	US$ 0.662	US$ 0.670	US$ 0.774	US$ 0.849	US$ 0.869
Low	0.620	0.624	0.635	0.716	0.787
Period end	0.633	0.628	0.774	0.831	0.858
Average*	0.637	0.645	0.719	0.770	0.828

* Based on average of exchange rates in effect on the last day of each month during such periods.

	Month Ended
	March 31, 2006	April 30, 2006	May 31, 2006	June 30, 2006	July 31, 2006	August 31, 2006	September 30, 2006
Low	US$ 0.853	US$ 0.853	US$ 0.890	US$ 0.890	US$ 0.876	US$ 0.884	US$ 0.887
High	0.883	0.893	0.910	0.910	0.900	0.904	0.905
Period end	0.880	0.893	0.907	0.897	0.885	0.904	0.897
Average	0.864	0.874	0.901	0.898	0.886	0.894	0.896

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Pursuant to the terms of the 5% US$100 cumulative redeemable convertible preferred shares or preferred shares issued in the February 2006 private placement, we may pay quarterly dividends in cash at a 5% annualized cash dividend rate or alternatively by way of issuance of our common shares at market price, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. The dividends on the Preferred Shares are payable, as and when declared by the board of directors, but such dividends are cumulative and will carry forward to the extent that they are not paid.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of first preferred shares, issuable in series, each with no par value. As at August 22, 2006, 122,017,440 of our common shares were issued and outstanding and 150,000 of our preferred shares were issued and outstanding. In addition, as of August 22, 2006, there were 12,399,722 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $2.04 per share, no common shares reserved for future grant or issuance under our stock option plan, 500,000 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.80 per share, 1,200,000 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of US$3.00 per share and 500,000 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of US$2.50 per share.

Common Shares

The common shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per share. The holders of common shares are entitled to receive such dividends as the board of directors may declare and, upon liquidation, to receive such assets of Canadian Superior as are distributable to holders of common shares. All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and bylaws and in the Business Corporations Act (Alberta).

Preferred Shares

Our board of directors created a series of 150,000 first preferred shares, series A referred to as 5% US$100 cumulative redeemable convertible preferred shares with a stated value of US$100 per share. Cumulative dividends are payable, as and when declared by the board of directors, on the 5% US$100 cumulative convertible redeemable preferred shares at a rate of 5% per annum in priority to dividends on common shares and all other shares ranking junior to the 5% US$100 cumulative convertible redeemable preferred shares with respect to payment of any dividends. We may satisfy such dividend payment obligations in whole or in part by the issuance of common shares at current market price (the weighted average trading price for 20 trading days on the American Stock Exchange) for an equivalent of 115% of the dividend otherwise payable.

The 5% US$100 cumulative convertible redeemable preferred shares are redeemable by us on or after December 30, 2010 for an amount equal to the stated value together with any accrued and unpaid dividends to the date fixed for redemption. The 5% US$100 cumulative convertible redeemable preferred shares also may be redeemed by us between December 30, 2007 and December 30, 2010, provided that we have completed at least one well on Block 5(c) of our Trinidad and Tobago license and that the current market price prior to the date on which the redemption notice is given was at least 125% of the US$2.50 current conversion price.

The holders of 5% US$100 cumulative convertible redeemable preferred shares may request redemption of their 5% US$100 cumulative convertible redeemable preferred shares for a price per share equal to the stated value, together with all accrued and unpaid dividends on the earlier of December 30, 2010, or upon the occurrence of a takeover of Canadian Superior resulting in the common shares no longer being publicly traded.

The 5% US$100 cumulative convertible redeemable preferred shares are convertible at any time, or in the case called for redemption, on or prior to 4:30 p.m. on the third business day prior to the date fixed for redemption, at the current conversion basis; namely by dividing US$100 by the current conversion price of US$2.50 per common share, subject to adjustments as provided for in our articles of incorporation. The holders of 5% US$100 cumulative convertible redeemable preferred shares are not entitled to any voting rights or to receive notice or attend at any meeting of shareholders unless and until we are in default of the payment of four quarterly dividends, whether or not such dividends have been declared, at which time the holders shall be entitled to receive notice of and attend at meetings of shareholders and shall be entitled to 40 votes in respect of each 5% US$100 cumulative convertible redeemable preferred share.

Additional preferred shares may be issued in one or more series with each series to consist of such number of shares as may, before the issue of the series, be fixed by our board of directors. The board of directors is authorized, before the issue of the series, to determine the designation, rights, restrictions, conditions and limitations attaching to the preferred shares of each series. The preferred shares of each series rank equally with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up and in priority to the common shares and any other of our shares ranking junior to the preferred shares. In addition, if any amount of a fixed cumulative dividend or an amount payable on return of capital in respect of shares of a series of preferred shares is not paid in full, the shares of the series are entitled to participate ratably with the shares of any other series of the same class in respect of such amounts.

Shareholders Rights Plan

Our shareholders have adopted a shareholder rights plan, or Rights Plan. The Rights Plan is contained in an agreement dated as of January 22, 2001, as amended and restated as of May 17, 2001, between us and Computershare Trust Company of Canada (the “Rights Plan Agreement”). The effective date of the Rights Plan was January 22, 2001 (the “Effective Date”) and it was amended and restated as of May 17, 2001. The Rights Plan continues in effect until January 22, 2011, being ten years from its effective date.

Under the Rights Plan, one right, or Right, is attached to each common share. The Rights will separate from the common shares and become exercisable eight trading days (the “Separation Time”) after a person acquires, or commences a take-over bid to acquire, 20% or more of the voting shares or other securities convertible into our voting shares, unless the Separation Time is deferred. The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than in a permitted manner, is called a Flip-in Event. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-In Event.

Eight trading days after a Flip-in Event, each Right will permit the holder (other than an Acquiring Person) to purchase from us, on payment of the $15 exercise price, common shares with a market value of $30. The result will be massive dilution of the holdings of the Acquiring Person. We anticipate that no Acquiring Person will be willing to risk such dilution and so will instead either make a take-over bid that is permitted by the Rights Plan, negotiate with our board of directors for a waiver of the Rights Plan, or apply to regulatory authorities for an order rendering the Rights Plan ineffective.

A person will not become an Acquiring Person, and will not trigger the separation and ability to exercise the Rights, by becoming the beneficial owner of 20% or more of the common shares pursuant to a take-over bid specifically permitted by the Rights Plan (a “Permitted Bid”) or in other circumstances provided for under the Rights Plan. Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators) and statutory bodies acquiring 20% of the common shares are exempted from triggering a Flip-In Event, provided that they are not making, and are not part of a group making, a take-over bid.

The issue of the Rights is not initially dilutive. However, upon a Flip-In Event occurring and the Rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not (or, in the case of an Acquiring Person, cannot) exercise their Rights upon the occurrence of a Flip-In Event will suffer substantial dilution.

Registration Rights

We have granted registration rights to the holders of our 5% US$100 cumulative convertible redeemable preferred shares and common share purchase warrants, which were issued by us in a private placement on February 1, 2006. Pursuant to the terms of a registration rights agreement entered into in connection with the private placement, we are obligated to file a registration statement with the Securities and Exchange Commission within 30 days of the closing of the private placement to register the common shares issuable upon exercise of the common share purchase warrants and upon conversion of the 5% US$100 cumulative convertible redeemable preferred shares. We are required to have the registration statement declared effective within 180 days of the closing of the private placement. To the extent that we fail meet either of the foregoing requirements, we will be required to pay West Coast Opportunity Fund, LLC one-thirtieth of one percent of the US$15 million aggregate purchase price for each day that such requirement is not met, up to a maximum amount of six percent of the aggregate purchase price. As we failed to file the registration statement within such 30 day period, we incurred penalties which have been paid to West Coast Opportunity Fund, LLC.

In connection with the credit facility provided to us by West Coast Opportunity Fund, LLC for the Canada Southern takeover bid, we have issued West Coast Opportunity Fund, LLC 500,000 common share purchase warrants, each of which is exercisable at a price of US$2.50 per share for a period of 18 months from the date of issuance.  We have agreed to register the underlying common shares issuable upon exercise of such warrants for public resale in the United States.

ARTICLES OF INCORPORATION AND BYLAWS

Objects or Purposes

Our articles of incorporation and bylaws do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Directors’ Power to Vote on Matters in which a Director is Materially Interested. A director who (a) is a party to a material contract or material transaction or proposed material contract or proposed material transaction with us, or (b) is a director or officer of or has a material interest in any person who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with us, must disclose in writing to us or request to have entered in the minutes of meetings of directors the nature and extent of the director’s interest. The director cannot vote on any resolution to approve the contract or transaction unless the contract or transaction is (a) an arrangement by way of security for money lent to or obligations undertaken by the director, or by a body corporate in which the director has an interest, for our benefit or for the benefit of an affiliate of ours, (b) a contract or transaction relating primarily to the director’s remuneration as a director, officer, employee or agent of ours or an affiliate of ours, (c) a contract or transaction for indemnity or insurance of directors or officers under the Business Corporations Act (Alberta) or (d) a contract or transaction with an affiliate of ours.

Directors’ Power to Determine Their Compensation. Our directors may fix their remuneration.

Borrowing Powers Exercisable by the Directors. Our directors may, without authorization of our shareholders, (a) borrow money on our credit, (b) issue, reissue, sell or pledge our debt obligations, (c) give a guarantee on our behalf to secure performance of an obligation of any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any obligation of ours. Our directors may also, by resolution, delegate the borrowing powers referred to above to a director, a committee of directors or an officer.

Retirement or Non-Retirement of Directors Under an Age Limit Requirement. There is no mandatory age-related retirement or non-retirement requirement for our directors.

Number of Shares Required for Director’s Qualification. Our directors are not required to hold any of our shares as a qualification to be a director.

Rights, Preferences and Restrictions Attaching to Our Shares

The rights, preferences and restrictions attaching to our shares are described above under “Description of Share Capital”.

Action Necessary to Change the Rights of Holders of Our Shares

The rights of holders of our shares may be changed by amending our articles, amalgamating with one or more other corporations, continuing under the laws of another jurisdiction, reorganizing under a court order or effecting an arrangement under a court order, in each case pursuant to the Business Corporations Act (Alberta). Those actions generally require approval of our shareholders by special resolution, meaning a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. The holders of a class of shares, or a series of shares of a class, are entitled to vote separately as a class or series if the class or series is affected by the amendment or other action in a manner different from other shares of the same class or series. This applies whether or not shares of a class or series otherwise carry the right to vote.

Shareholders’ Meetings

Meetings of our shareholders must be held at the place within Alberta that our directors determine. Our directors must call an annual meeting of shareholders to be held not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders. However, we may apply to the court for an order extending the time in which our next annual meeting must be held.

For the purpose of determining shareholders entitled to receive notice of or to vote at a meeting of shareholders, our directors must fix in advance a date as the record date for that determination of shareholders, but that record date cannot precede by more than 50 days or by less than 35 days the date on which the meeting is to be held. Notice of the time and place of a meeting of shareholders must be sent not less than 21 days and not more than 50 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to our auditor.

All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditor’s report, fixing the number of directors for the following year, election of directors and reappointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted must state (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business, and (b) the text of any special resolution to be submitted to the meeting.

We must, no later than 10 days after the record date, prepare a list of shareholders arranged in alphabetical order and showing the number of shares held by each shareholder. Each shareholder is entitled to vote the shares shown opposite the shareholder’s name at the meeting to which the list relates, except to the extent that (a) the person has transferred the ownership of any of the person’s shares after the record date, and (b) the transferee of those shares (i) produces properly endorsed share certificates, or (ii) otherwise establishes that the transferee owns the shares, and demands, not later than 10 days before the meeting, that the transferee’s name be included in the list before the meeting, in which case the transferee is entitled to vote the transferee’s shares at the meeting.

A quorum of shareholders is present at a meeting of shareholders if at least two persons are present in person, each being a registered shareholder or a proxy for a registered shareholder, and representing in the aggregate not less than 10% of our outstanding shares carrying voting rights at the meeting.

Each of our common shares entitles the holder of it to one vote at a meeting of shareholders. The holders of our 5% US$100 cumulative convertible redeemable preferred shares are not entitled to any voting rights or to receive notice or attend at any meeting of shareholders unless and until we are in default of the payment of four quarterly dividends, whether or not such dividends have been declared, at which time the holders shall be entitled to receive notice of and attend at meetings of shareholders and shall be entitled to 40 votes in respect of each 5% US$100 cumulative convertible redeemable preferred share. The holders of our 5% US$100 cumulative convertible redeemable preferred shares may also be entitled to voting rights in the circumstances described above under “Articles of Incorporation and Bylaws — Action Necessary to Change the Rights of Holders of Our Shares”.

The registered holders or beneficial owners of not less than 5% of our issued shares that carry the right to vote at a meeting sought to be held may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition must state the business to be transacted at the meeting and must be sent to each director and to our registered office. On receiving the requisition, our directors must call a meeting of shareholders to transact the business stated in the requisition unless one of the exceptions set out in the Business Corporations Act (Alberta) is available.

Limitations on the Right to Own Securities

There are no limitations in our articles or bylaws on the rights to own any of our securities. However, the Investment Canada Act (Canada) may limit the rights of non-resident or foreign shareholders to acquire shares.

Change in Control

There are no provisions of our articles or bylaws that would have an effect of delaying, deferring or preventing a change in control and that would operate with respect to a merger, acquisition or corporate restructuring involving us. However, the Investment Canada Act (Canada) and our Rights Plan (described above under “Description of Share Capital — Shareholder Rights Plan”) may each have that effect.

Shareholder Ownership Disclosure

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. However, Canadian and U.S. securities laws regarding shareholder ownership by certain persons require certain disclosure.

CERTAIN INCOME TAX CONSIDERATIONS

Certain United States Federal Income Tax Considerations

The following description is a general summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares offered hereunder (the “Offered Shares”) by a “U.S. Holder”. This discussion does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, foreign or alternative minimum tax consequences of purchasing, holding or disposing of the Offered Shares. This discussion is limited to U.S. Holders that own less than 10% of Canadian Superior’s total shares outstanding.

As used herein, the term “U.S. Holder” means the following persons who invest in and hold Offered Shares as capital assets: (i) citizens or residents (as defined for U.S. federal income tax purposes) of the U.S.; (ii) corporations (or other entities classified as corporations for U.S. federal income tax purposes) organized under the laws of the U.S. or of any state or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations, or Treaty Regulations, and, in each case, (a) who are residents of the U.S. for purposes of the Canada-United States Tax Convention (1980), as amended (the “Convention”), (b) whose common shares would not, for purposes of the Convention, be effectively connected with a permanent establishment in Canada and (c) who otherwise would qualify for the full benefits of the Convention. It should be noted that certain “single member entities” are disregarded for U.S. federal income tax purposes. Thus, the income, gain, loss and deductions of such entity are attributed to the owner of such single member entity for U.S. federal income tax purposes. The discussion below for U.S. Holders may not apply to certain single member non-corporate entities that are treated as owned by a non-U.S. Holder. If a partnership holds Offered Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective investors which are single member non-corporate entities or partners in partnerships holding Offered Shares should consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the Convention, the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein possibly on a retroactive basis. It is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including, but not limited to, tax exempt organizations, pass through entities, certain financial institutions, insurance companies, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of Canadian Superior’s shares by voting power or by value. Persons considering the purchase of Offered Shares should consult their tax advisors with regard to the application of the income tax laws of the U.S. and any other taxing jurisdiction to their particular situations.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors should consult their own tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.

Dividends

A U.S. Holder generally will recognize, to the extent of Canadian Superior’s current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions (including constructive dividends) on the Offered Shares equal to the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax). Any amount of such distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders. To the extent that any such distribution exceeds Canadian Superior’s current and accumulated earnings and profits, it will be treated first as a tax free return of the U.S. Holder’s tax basis in the Offered Shares to the extent thereof, and thereafter as a gain from the sale or exchange of such shares (see “Dispositions” below). U.S. Holders who receive distributions in Canadian dollars must include in income under the rules described above an amount equal to the U.S. dollar value of such distributions on the date of receipt based on the exchange rate on such date.

U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any distributions received in Canadian dollars that are subsequently converted into U.S. dollars. Distributions to a U.S. Holder with respect to the Offered Shares will be subject to Canadian non-resident withholding tax, which is limited to a maximum rate of 15% pursuant to the terms of the Convention. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law and the Convention, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the limitations applicable to the foreign tax credit rules are complex, U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim any foreign tax credits may be able to claim an ordinary income tax deduction for Canadian income tax withheld.

With respect to non-corporate U.S. investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Convention meets these requirements. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. Management believes that Canadian Superior’s common shares, which are traded on the American Stock Exchange, are readily tradable on an established securities market in the U.S. There can be no assurance that Canadian Superior’s common shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

Dispositions

Upon a sale or exchange of an Offered Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale or exchange (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such Offered Share. Such gain or loss will be a long term capital gain or loss if the Offered Share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder which is a corporation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company

The rules governing “passive foreign investment companies” can have significant tax effects on U.S. Holders. Canadian Superior could be classified as a passive foreign investment company if, for any taxable year, either:

(a)          75% or more of Canadian Superior’s gross income is “passive income,” which generally includes interest, dividends, certain gains from the sale or exchange of stock or securities and some types of rents and royalties, or

(b)         on average, 50% or more of Canadian Superior’s assets, by fair market value, or, in some cases, by adjusted tax basis, produce or are held for the production of “passive income.”

Distributions constituting “excess distributions,” as defined in Section 1291 of the Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

Management does not believe that Canadian Superior is currently a passive foreign investment company. However, no assurance can be given that Canadian Superior will not become a passive foreign investment company in the future. Moreover, prospective investors should be aware that Canadian Superior does not intend to provide U.S. Holders with information as to its status as a passive foreign investment company or to comply with any record keeping, reporting or other requirements of the Code applicable to passive foreign investment companies. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from Canadian Superior prior to January 1, 2009 if Canadian Superior is a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. Holders should consult a tax advisor with respect to how the passive foreign investment company rules affect their tax situation.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to U.S. information reporting with respect to dividends paid on the Offered Shares and certain payments of proceeds from the sale or exchange of the Offered Shares, unless such U.S. Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. A U.S. Holder that is subject to U.S. information reporting generally will also be subject to U.S. backup withholding (currently at the rate of 28%) unless such U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding tax rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.

Certain Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax consequences of the purchase, ownership and disposition of the Offered Shares generally applicable to purchasers of Offered Shares pursuant to this offering who, at all relevant times, are residents of the U.S. for the purposes of the Convention, are not residents of Canada or deemed to be residents of Canada for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”), hold their Offered Shares as capital property, deal at arm’s length with Canadian Superior for the purposes of the Canadian Tax Act, do not have a permanent establishment or fixed base in Canada, and do not use or hold and are not deemed to use or hold such Offered Shares in connection with a business carried on, or deemed to be carried on, in Canada (“U.S. Resident Holders”). Whether a U.S. Resident Holder holds Offered Shares as capital property for purposes of the Canadian Tax Act will depend on all of the circumstances relating to the acquisition and holding of those shares. Offered Shares will generally be considered to be capital property to a U.S. Resident Holder unless the shares are held in the course of carrying on a business or unless that holder is engaged in an adventure in the nature of trade (i.e. speculation) with respect to such shares. Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer carrying on business in Canada and elsewhere.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding of the current published administrative practices and policies of the Canada Revenue Agency. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention, the rate of Canadian withholding tax which would apply to dividends paid on the Offered Shares to a U.S. Resident Holder that beneficially owns such dividends is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of Canadian Superior at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of Offered Shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. Also, under the Convention a U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of Offered Shares, provided the value of the shares is not derived principally from real property situated in Canada, as defined in the Convention. Offered Shares will generally not constitute taxable Canadian property of a U.S. Resident Holder provided that such shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and American Stock Exchange) at the time of the disposition unless, at any time during the 60-month period immediately preceding the disposition, the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, or the U.S. Resident Holder together with all such persons owned 25% or more of the issued shares of any class of the capital stock of Canadian Superior. U.S. Resident Holders to whom Offered Shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the Offered Shares.

USE OF PROCEEDS

All of the net proceeds from the sale of the common shares by the selling shareholder will go to the selling shareholder upon sale of such shares. We will not receive any proceeds from the sales of our common shares by the selling shareholder. If all of the common share purchase warrants are exercised we will receive an aggregate of US$4,850,000 in payment of the exercise prices therefore. We will not receive any additional consideration in connection with the conversion of the 5% US$100 cumulative convertible redeemable preferred shares. The proceeds received from the exercise of the warrants, if any, will be used for drilling and development of our holdings offshore Trinidad and Tobago and for general working capital.

SELLING SHAREHOLDER

All of the common shares being offered hereby are being offered for the accounts of the selling shareholder. This prospectus relates to periodic offers and sales of up to 7,700,000 common shares by the selling shareholder named below, which consist solely of common shares issuable upon the exercise of common share purchase warrants and conversion of 5% US$100 cumulative convertible redeemable preferred shares acquired by the selling shareholder in private placement transactions on February 1, 2006 and July 27, 2006.

Other than as set forth below, the selling shareholder does not hold any other position or office and, other than as described in this prospectus or in any document incorporated herein by reference, has not had any other material relationship with us, or any of our predecessors or affiliates, during the past three years.

The selling shareholder may sell all, some or none of the common shares covered by this prospectus. In addition, the selling shareholder identified below may have sold, transferred or otherwise disposed of all or a portion of its common shares in transactions exempt from the registration requirements of the Securities Act of 1933, or Securities Act, since the date on which they provided the information regarding their equity ownership. In certain cases, where such selling shareholder has provided us with such information, it is reflected in the table below.

The common shares offered by this prospectus may be offered from time to time by the selling shareholder named below. The table assumes that all common shares being offered by the selling shareholder pursuant to this prospectus are ultimately sold in the offering. Applicable percentages are based on 122,017,440 shares outstanding as of August 22, 2006.  The selling shareholder is as follows:

	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to this Offering		Being	After this Offering
	Number	Percentage	Offered	Number	Percentage

Selling Shareholder
West Coast Opportunity Fund, LLC(1)	14,428,814	11.8%	7,700,000	6,728,814	5.5%

(1)             Includes 1,700,000 common shares issuable upon the exercise of common share purchase warrants and 6,000,000 common shares issuable upon conversion of 5% US$100 cumulative convertible redeemable preferred shares held by West Coast Opportunity Fund, LLC. West Coast Asset Management, Inc., as managing member of West Coast Opportunity Fund, LLC, maintains investment control over these shares, and Lance Helfert and Paul Orfaela have the power to vote or dispose of the above referenced shares.  West Coast Opportunity Fund, LLC is not a broker-dealer or an affiliate of a broker-dealer. The address of this shareholder is 2151 Alessandra Drive, Suite 100, Ventura, California USA 93001.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledges, assignees, transferees, distributees and successors-in-interest may, from time to time, sell any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. For purposes of this prospectus, these pledges, assignees, transferees, distributees and successors-in-interest are considered selling shareholders. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales;

•                  an underwritten public offering;

•                  broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 or Rule 144(k) under the Securities Act, if available, rather than under this prospectus.

The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in securities of Canadian Superior or derivatives of Canadian Superior securities and may sell or deliver shares in connection with the trades. The selling shareholders may pledge their shares to their respective brokers under the margin provisions of customer agreements. If the selling shareholders default on a margin loan, the brokers may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the American Stock Exchange pursuant to Rule 153 under the Securities Act.  We have informed the selling shareholders that the anti-manipulative provisions of Regulation M of the Exchange Act of 1934 may apply to their sales in the market.

The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

EXPENSES

We are required to pay all fees and expenses incident to the registration of the common shares, including the registration fees. The selling shareholder will pay any underwriting commissions and expenses, brokerage fees, transfer taxes and the fees and expenses of their attorneys and other experts, except that we are required to pay reasonable fees and disbursements of one counsel for the selling shareholders not to exceed US$15,000 in the aggregate. Set forth below are expenses to be paid by us in connection with distribution of the common shares being registered on behalf of the selling shareholders. All amounts shown are estimates except for the Securities Exchange Commission registration fees.

SEC registration fees	US	$1,747
Accounting fees and expenses		15,000
Legal fees and expenses		75,000
Miscellaneous		5,000

Total	US	$96,747

LEGAL MATTERS

The validity of the common shares offered by this prospectus will be passed upon by Burnet, Duckworth & Palmer LLP.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and for the year then ended, incorporated in this prospectus by reference from our Annual Report on Form 40-F for the year ended December 31, 2005, have been audited by Meyers Norris Penny LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Our consolidated financial statements as of December 31, 2004 and 2003, and for each of the two years in the period ended December 31, 2004, incorporated in this prospectus by reference from our Annual Report on Form 40-F for the year ended December 31, 2004, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Certain information relating to our reserves included in this prospectus or incorporated in this prospectus has been calculated by us and audited and opined on, as at December 31, 2005, by GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants retained by us, and has been so included in reliance on the opinion and report of GLJ Petroleum Consultants Ltd., given upon the authority of said firm as experts in reserve engineering.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act, and file reports and other information with the Securities and Exchange Commission. We have filed with the Securities and Exchange Commission a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

The registration statement, including all exhibits, may be inspected without charge at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings also are available to the public from the Commission’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not currently required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this document, except for any information superseded by information in this document. This prospectus incorporates by reference the following documents that we have previously filed with the Commission:

(a) our Annual Report on Form 40-F for the year ended December 31, 2005 filed with the Commission on April 3, 2006, and amended on June 16, 2006;

(b) our Reports on Form 6-K filed with the Commission on February 8, 2006, each of the three Reports on Form 6-K filed on May 24, 2006, July 28, 2006 and August 16, 2006; and

(c) the description of our common shares contained in our Registration Statement on Form 20-F filed with the Commission on July 16, 2002.

The documents listed above contain important information about us and our finances. The more detailed information contained in the Form 40-F, Forms 6-K, and Form 20-F qualify this entire prospectus. Statements in this prospectus may modify or supersede statements in the Form 40-F, Forms 6-K, and Form 20-F and therefore the modified or superseded part of the original statement is not part of this prospectus.

We incorporate by reference into this prospectus all subsequent annual reports on Form 20-F, Form 40-F, or Form 10-K and all subsequent filings by us on Form 10-Q and 8-K after the date of this prospectus and before we terminate this offering. We also may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus and before we terminate this offering that we identify in the Form 6-K as being incorporated into this registration statement. We may modify or supersede any statement in this prospectus by statements in documents we incorporate by reference after the date of this prospectus. When that happens, the modified or superseded part of the original statement is not part of this prospectus.

You may request a copy of any of the documents incorporated by reference in this prospectus at no cost. We will not include exhibits to the documents that you request unless the exhibits are specifically incorporated by reference into those documents. You may make your request for any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address: Canadian Superior Energy Inc., Attn: Roger Harman, Suite 3300, 400 3rd Avenue, SW, Calgary, Alberta, Canada T2P 4H2.  Our telephone number is (403) 294-1411.